

May 3, 2013

Via E-mail
Kenneth A. Lewis
Chief Financial Officer
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403

> **Re: Franklin Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 15, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed April 30, 2013**
> **File No. 001-09318**

Dear Mr. Lewis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition ….. page 33

Assets Under Management, page 36

1. We note you present your assets under management (AUM) by investment objective and the average mix of AUM for the last three fiscal years here and on page 37. We also note your discussion beginning on page 41 for fluctuations in operating revenues and expenses that are driven by the mix or average of certain investment objective AUM. In an effort to provide more transparent disclosures regarding trends in revenue and expenses, please disclose your average AUM by investment objective.

Liquidity, page 49

2.   You state that certain of your subsidiaries are required by regulation to maintain
        minimum levels of capital which are partially maintained by retaining cash and cash
        equivalents, which restricts their ability to transfer cash to the parent company. You also
        state that as a multi-national corporation certain of your non-U.S. subsidiaries are subject
        to regulatory or contractual repatriation restrictions or requirements that also limit the
        ability to transfer cash between various international jurisdictions and the parent in the
        U.S. Please tell us and revise your future filings to disclose the amount of liquid assets
        held by your subsidiaries that are restricted from transfer to the parent company and other
        subsidiaries. In addition, tell us whether the restricted net assets of consolidated
        subsidiaries exceed 25% of consolidated net assets as of September 30, 2012. If so, tell
        us whether you considered the guidance in Items 5-04 and 9-06 of Regulation regarding
        parent-only financial statements and Item 4-08(e)(3) of Regulation S-X for restrictions on
        dividend payments.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 58

Market Valuation Risk, page 59

3.   We note you disclose the carrying value of financial instruments carried at fair value if
        the fair value were to increase or decrease by 10% on page 60. Please revise this
        disclosure in your future filings to also disclose the potential impact the 10% increase and
        decrease has to future earnings.

Notes to Consolidated Financial Statements, page 72

Note 1 – Significant Accounting Policies, page 72

Fair Value Measurements, page 73

4.   We note your fair value disclosure on page 75 for investments of consolidated sponsored
        investment products (SIPs) and that if events occur after the close of the primary market
        for any security, the quoted market prices may be adjusted for the observable price
        movements within country specific market proxies. Please address the following:

        •   In order to better highlight the factors driving the volatility and resulting necessity to
            adjust the closing price, revise your future filings to discuss the markets and/or
            countries in which the majority of these investments are traded.

        •   Tell us and revise your future filings to disclose the types of post-closing activities
            you are capturing in your valuation adjustments for these securities. As part of your

response, discuss the typical size of the adjustment relative to the closing price.

- Clarify the circumstances and the relative frequency with which you adjust quoted market prices or independent third-party broker or dealer price quotes for financial instruments other than investments in consolidated SIPs.

Revenues, page 78

5. We note your disclosure that investment management fees are recognized as earned over the period in which services are rendered and are generally determined based on a percentage of AUM. We also note your disclosures on pages 7 and 42 regarding your sales and distribution fees including those paid by Rule 12-b1 plans where you pay substantially all of the fees to the financial advisers and other intermediaries. Please expand your revenue recognition policy in future filings to address the following:

- Disclose how frequently these fees are calculated and paid, and identify the basis for the AUM in the calculation. For example, tell us whether the fee is based on a percentage of average daily or monthly AUM. In your response clarify any differences between investment management fees earned under contractual arrangements with your SIPs versus the sub-advised products.

- Tell us whether any portion of your investment management fee on sub-advised products is paid to another party, and if so, explain whether the fees are reported on a gross or net basis.

- Clearly disclose the revenue recognition policy for sales and distribution fees and whether these revenues are presented gross or net given that substantially all of the fees are paid to a third-party. Identify which of the share classes have reduced or eliminated sales commissions, as disclosed on page 42, and identify the impact this has on revenue recognition.

Note 13 – Variable Interest Entities and Consolidated Sponsored Investment Products, page 90

6. We note your disclosure on page 93 that consolidated SIPs primarily consist of non-variable interest entities (VIEs) limited partnerships and similar structures that the Company controls and other fund products in which you have a controlling financial interest. We also note in your Statement of Cash Flows you disclose a non-cash decrease of $188.1 million in noncontrolling interests due to net deconsolidation of certain sponsored investment products for the fiscal year ended September 30, 2012. Please address the following:

- Revise your future filings to disclose the number of SIPs consolidated as of period end. In addition, discuss the activity that occurred during the periods presented, including both newly consolidated and deconsolidated SIPs, and identify the primary

> factor(s) for the change in accounting. For example, discuss the circumstances when you would no longer be deemed to control the SIP, and identify the accounting method used when an SIP is deconsolidated.
>
> - Tell us and revise your future filings to clearly disclose what the $188.1 million of activity in the Statement of Cash Flows represents. In your response reconcile for us this amount with the change in consolidated assets and liabilities presented on page 91. In addition, provide a similar reconciliation and clarification of the activity for the line item "increase in liabilities, net related to consolidation of variable interest entities" of $174.9 million in the Statement of Cash Flows.

7.   We note your disclosure on page 97 that certain investments in various funds held by consolidated SIPs were excluded from the Level 3 table because the fair value was estimated using net asset value as a practical expedient and 55% of these investments are global-fixed income fund which is periodically redeemable with certain restrictions. Please revise your future filings to clarify the term "periodically redeemable" and provide a discussion of the restrictions and when the restrictions might lapse. Refer to ASC 820-10-50-6A.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Condensed Consolidated Statements of Comprehensive Income, page 3

8.   We note you present the components of other comprehensive income in the statement net of related tax effects and reclassification adjustments. However, we were unable to locate in your notes to the financial statements where you present the amount of income tax expense or benefit allocated to each component of other comprehensive income including reclassification adjustments in accordance with paragraphs 12 to16 of ASC 220-10-45. Please tell us where these disclosures are presented, or revise your future filings to include such disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Pechenik at (202) 551-3541 or Lindsay McCord at (202) 551-3417 if you have any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief